Exhibit 99.1

15 January 2003	James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

Level 3, 22 Pitt Street Sydney NSW 2000 Australia

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Telephone (02) 8274 5274 Fax (02) 8274 5217 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir

The Company’s interim dividend of US 2.5 cents per share announced on 14 November 2002 converts to 4.28 Australian cents per CUFS.

The interim dividend is payable in Australian currency on 30 January 2003 to CUFS holders registered at the 14 January 2003 record date.

American Depositary Receipt holders will receive payment in US currency.

Dutch withholding tax will be deducted from the interim dividend.

Yours faithfully

A T Kneeshaw
Manager Secretarial Services